

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Robert A. Berman
Chief Executive Officer
Novume Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA, 20151

> **Re: Novume Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 12, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 13, 2018**
> **File No. 001-38338**

Dear Mr. Berman:

 We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Acquisitions, page 41

1. Expand your disclosure to discuss how your acquisitions of BC Management, Global Technical Services, and Global Contract Professionals have changed your business operations.

Key Trends, Developments and Challenges
Letter of Intent to Acquire OpenALPR Technology, Inc., page 43

2.   As it appears that you will be required to pay a substantial portion of the consideration for your planned acquisition of OpenALPR in cash, disclose how you intend to secure additional funding to support the acquisition.

3.   We note an investor presentation where you indicate that Novume is transitioning to a technology company focused in artificial intelligence (AI), and that your current portfolio of AI technologies provides you with the opportunity to "disrupt." We further note your press release describing your planned acquisition of OpenALPR as furthering disruption of the vehicle recognition market through the use of "market-leading AI Technology." Expand your disclosure here and where applicable to reflect this transition in business focus. You should discuss the company's specific AI offerings, and how such products and/or services differ from more typical algorithmic computing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications